EXPENSE WAIVER AND
                             REIMBURSEMENT AGREEMENT

AGREEMENT made this __ day of May 2000, between Allied Asset Advisors
Funds, a Delaware Trust (a "Trust"), and Allied Asset Advisors, Inc., a Delaware Trust (hereinafter called "AAA").

                               W I T N E S S E T H

WHEREAS, AAA has entered into an Investment Advisory Agreement with the Trust, pursuant to which AAA agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

WHEREAS, the Trust and AAA believe that capping the total expenses of each class of shares of the Dow Jones Islamic Index Fund (the "Fund") of the Trust will enable the Fund to target niches within the load and no-load product market and will benefit the Fund;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1. EXPENSE WAIVER AND REIMBURSEMENT BY AAA. AAA agrees to reduce all or a portion of its management fee and, if necessary, to bear certain other expenses (including all expenses allocated pro-rata among the various classes of shares of the Fund, and other expenses to the extent permitted by the Internal Revenue Code of 1986, as amended) associated with operating the Fund to the extent necessary to limit the Fund's annualized expenses to the annual rate of 1.65% of average daily net assets for Class M shares and 0.90% of average daily net assets for Class K shares for the period from _________, 2000 to _________, 2001.

2. DUTY OF FUND TO REIMBURSE. Subject to approval by the Fund's Board of Trustees, the Fund agrees to reimburse AAA such deferred fees (but not expenses borne) in later periods provided, however, that the Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.

3. ASSIGNMENT. No assignment of this Agreement shall be made by AAA without the prior consent of the Trust.

4. DURATION AND TERMINATION. This Agreement shall be effective for the period from ________, 2000 to __________, 2001, and shall continue in effect thereafter unless terminated by either of the parties hereto upon written notice to the other of not less than five days. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.




IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ALLIED ASSET ADVISORS FUNDS

By___________________________________________
      Name:         Dr. Bassam Osman
      Title:        President

ALLIED ASSET ADVISORS, INC.


By___________________________________________
      Name:
      Title: